                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.   20549


                        -------------------------


                                FORM 11-K


            X   Annual Report Pursuant to Section 15(d) of the
           ---  Securities Exchange Act of 1934 (Fee Required)

                                   or

                Transition Report Pursuant to Section 15(d) of
           ---  the Securities Exchange Act of 1934(no fee required)
                for the transition period from         to         .
                                              ---------  ----------

               For the fiscal year ended December 31, 1997

                      Commission file number 0-3021


                     ------------------------------


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL MINNESOTA   55102

            (Full title of the Plan and address of the Plan)

                     ------------------------------


                      THE ST. PAUL COMPANIES, INC.
                          385 WASHINGTON STREET
                       ST. PAUL, MINNESOTA   55102

                (Name and address of principal executive offices of the issuer of the securities)

                     -------------------------------

                          REQUIRED INFORMATION
                          --------------------


The St. Paul Companies, Inc. Savings Plus Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements and Schedules                           Page
----------------------------------                           ----

Independent Auditors' Report . . . . .  . . . . . .           3

Statements of Net Assets Available
  for Plan Benefits . . . . . . . . . . . . . . . .           4

Statements of Changes in Net Assets
  Available for Plan Benefits With Fund Information           5-6

Notes to Financial Statements . . . . . . . . . . .           7-21

Item 27a-Schedule of Assets Held for Investment Purposes      22

Item 27d-Schedule of Reportable Transactions . . . .          23

                      INDEPENDENT AUDITORS' REPORT
                      ----------------------------

     The Plan Administrative Committee and Plan Participants
     The St. Paul Companies, Inc. Savings Plus Plan:

     We have audited the accompanying statements of net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The St. Paul Companies, Inc. Savings Plus Plan as of December 31, 1997 and 1996, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG PEAT MARWICK LLP
                                            ---------------------
                                            KPMG PEAT MARWICK LLP

     Minneapolis, Minnesota
     June 12, 1998

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

          Statements of Net Assets Available for Plan Benefits

                       December 31, 1997 and 1996


                                              1997           1996
                                          ------------   ------------

Assets:
  Investments:
    Common stock of The St.Paul
      Companies, Inc.                     $ 77,304,516   $ 58,068,532
    Fidelity U.S. Bond Index Fund           76,124,483         -
    Fidelity U.S. Equity Index Pool         85,299,219         -
    Fidelity Diversified International
      Fund                                  10,260,486         -
    Interest Income contracts                   -          25,430,965
    Fidelity Intermediate Bond Fund             -          77,342,203
    Vanguard Wellesley Income Fund              -          44,220,420
    Vanguard Institutional Index Fund           -          59,021,057
    Twentieth Century Ultra Fund                -          66,938,124
    Fidelity International Growth Fund          -           7,749,917
    Vanguard Money Market Reserves Fund         -          10,368,734
    Participant loans                       21,241,171     21,195,009
    Short-term investments                   6,477,158      1,976,568
                                          ------------   ------------

        Total investments                  276,707,033    372,311,529

  Receivables:
    Open investment transactions           161,780,334         -
    Accrued dividends                          442,967        435,252
    Company contributions                       -             986,800
                                          ------------   ------------
        Total assets                       438,930,334    373,733,581
                                          ------------   ------------

Liabilities:
  Cash overdraft                             6,443,772      1,508,896
  Forfeitures and other                        136,239         11,770
                                          ------------   ------------
        Total liabilities                    6,580,011      1,520,666
                                          ------------   ------------


Net assets available for plan benefits    $432,350,323   $372,212,915
                                          ============   ============

See accompanying notes to financial statements.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                      Year Ended December 31, 1997

                           Company Stock     Income     Balanced    Diversified    Aggressive
                               Fund           Fund        Fund         Fund           Fund
                           -------------    --------    --------    -----------    ----------
Contributions:
   Participating companies
     (salary conversion)     $3,446,092   $3,731,233   $3,220,369   $5,160,674     $6,873,660

Investment income:
  Interest                            -    1,083,695            -            -           -
  Dividends                   1,807,480    5,066,967    5,938,398    1,939,735     16,927,772
  Net appreciation
   (depreciation) in fair
   value of investments      23,125,595      793,607    2,971,959   18,842,153     (1,148,067)
                             ----------   ----------   ----------   ----------     ----------
    Total investment income  24,933,075    6,944,269    8,910,357   20,781,888     15,779,705

Transfers from other plans      848,573      440,443      860,977    1,981,618      1,435,805
                             ----------   ----------   ----------   ----------     ----------
     Total additions         29,227,740   11,115,945   12,991,703   27,924,180     24,089,170
                             ----------   ----------   ----------   ----------     ----------

Retirement and termination
 distribution benefits and
  withdrawals:
  Paid to participants
    in cash                   7,389,952   13,931,963    5,659,897    7,115,187      8,409,268
  Common stock distributed,
     at market value            254,196            -            -            -              -
   Forfeitures and other              -            -            -            -            -
                             ----------   ----------   ----------   ----------     ----------
     Total deductions         7,644,148   13,931,963    5,659,897    7,115,187      8,409,268
                             ----------   ----------   ----------   ----------     ----------
Net increase prior to
 interfund transfers         21,583,592   (2,816,018)   7,331,806   20,808,993     15,679,902

Interfund transfers          (2,347,608) (10,340,112)   1,525,995    5,469,169       (142,359)
                             ----------   ----------   ----------   ----------     ----------
   Net increase (decrease)   19,235,984  (13,156,130)   8,857,801    26,278,162    15,537,543

Net assets available
 for plan benefits:
   Beginning of year         58,068,532  102,773,168   44,220,420    59,021,057    66,938,124
                             ----------   ----------   ----------    ----------    ----------
   End of year              $77,304,516  $89,617,038  $53,078,221   $85,299,219   $82,475,667
                             ==========   ==========   ==========    ==========    ==========


                          International     Stable    Participant      Other
                              Fund           Fund        Loans      Unallocated         Total
                          -------------   ----------  -----------   -----------        ------
Contributions:
   Participating companies
   (salary converson)        $1,218,142     $872,878            -            26   $24,523,074

Investment income:
  Interest                            -      746,369    1,719,233       191,040     3,740,337
  Dividends                     612,588            -            -             -    32,292,940
  Net appreciation
   (depreciation) in fair
   value of investments          (6,545)           -            -             -    44,578,702
                             ----------   ----------   ----------   -----------    ----------
     Total investment income    606,043      746,369    1,719,233       191,040    80,611,979

Transfers from other plans      519,976      547,076            -             -     6,634,468
                             ----------   ----------   ----------   -----------    ----------
     Total additions          2,344,161    2,166,323    1,719,233       191,066   111,769,521
                             ----------   ----------   ----------   -----------   -----------

Retirement and termination
 distribution benefits and
 withdrawals:
  Paid to participants
   in cash                    1,083,893    4,607,790    2,949,291             -    51,147,241
  Common stock distributed,
    at market value                   -            -            -             -       254,196
  Forfeitures and other               -            -            -       230,676       230,676
                             ----------   ----------   ----------    ----------    ----------
     Total deductions         1,083,893    4,607,790    2,949,291       230,676    51,632,113
                             ----------   ----------   ----------    ----------    ----------
Net increase prior to
 interfund transfers          1,260,268   (2,441,467)  (1,230,058)      (39,610)   60,137,408

Interfund transfers           1,250,301    4,806,624    1,276,220    (1,498,230)            -
                             ----------   ----------   ----------    ----------    ----------
   Net increase (decrease)    2,510,569    2,365,157       46,162    (1,537,840)   60,137,408

Net assets available
  for plan benefits:
   Beginning of year          7,749,917   10,368,734   21,195,009     1,877,954   372,212,915
                             ----------   ----------   ----------    ----------   -----------
   End of year              $10,260,486  $12,733,891  $21,241,171    $  340,114  $432,350,323
                             ==========   ==========   ==========    ==========   ===========


See accompanying notes to financial statements.


             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

  Statements of Changes in Net Assets Available for Plan Benefits With
                            Fund Information
                      Year Ended December 31, 1996


                          Company Stock     Income       Balanced   Diversified   Aggressive
                              Fund           Fund          Fund        Fund          Fund
                          -------------    ---------     --------   -----------   ----------
Contributions:
  Participating companies
    (salary conversion)      $3,682,138   $4,365,274   $3,352,522    $3,970,045   $6,549,957
  Company supplemental match          -            -            -             -            -
                             ----------   ----------   ----------    ----------   ----------
    Total contributions       3,682,138    4,365,274    3,352,522     3,970,045    6,549,957
                             ----------   ----------   ----------    ----------   ----------
Investment income:
   Interest                           -    2,481,408            -             -            -
   Dividends                  1,745,190    4,180,174    3,509,228     2,090,951    3,763,205
   Net appreciation
    (depreciation) in fair
    value of investments      3,164,745   (1,844,029)     229,013     8,215,019    4,046,528
                             ----------   ----------   ----------    ----------   ----------
     Total investment income  4,909,935    4,817,553    3,738,241    10,305,970    7,809,733

Transfers from other plans    1,227,476    1,012,771    1,787,004     2,280,651    2,781,391
                             ----------   ----------   ----------    ----------   ----------
     Total additions          9,819,549   10,195,598    8,877,767    16,556,666   17,141,081
                             ----------   ----------   ----------    ----------   ----------

Retirement and termination
 distribution benefits
 and withdrawals:
   Paid to participants
     in cash                  2,838,812    8,341,575    1,978,185     2,714,935    3,299,578
   Common stock distributed,
     at market value             54,514            -            -             -            -
   Forfeitures and other              -            -            -             -            -
                             ----------   ----------   ----------    ----------   ----------
     Total deductions         2,893,326    8,341,575    1,978,185     2,714,935    3,299,578
                             ----------   ----------   ----------    ----------   ----------
Net increase prior to
 interfund transfers          6,926,223    1,854,023    6,899,582    13,841,731   13,841,503

Interfund transfers          (1,597,645)  (7,861,315)    (227,313)    3,471,832     (356,986)
                             ----------   ----------   ----------    ----------   ----------
   Net increase (decrease)    5,328,578   (6,007,292)   6,672,269    17,313,563   13,484,517

Net assets available
  for plan benefits:
   Beginning of year         52,739,954  108,780,460   37,548,151    41,707,494   53,453,607
                             ----------  -----------   ----------    ----------   ----------
   End of year              $58,068,532 $102,773,168  $44,220,420   $59,021,057  $66,938,124
                             ==========  ===========   ==========    ==========   ==========

                          International    Stable     Participant     Other
                              Fund          Fund         Loans      Unallocated      Total
                          -------------  ----------   -----------   ------------     ------
Contributions:
  Participating companies
    (salary conversion)        $902,875     $524,525      $     -       $     -  $23,347,336
  Company supplemental match          -            -            -       986,643      986,643
                             ----------   ----------   ----------    ----------   ----------
     Total contributions        902,875      524,525            -       986,643   24,333,979
                             ----------   ----------   ----------    ----------   ----------
Investment income:
   Interest                           -      330,782    1,628,547       156,336    4,597,073
   Dividends                    244,188            -            -             -   15,532,936
   Net appreciation
    (depreciation) in fair
    value of investments        496,031            -            -             -   14,307,307
                             ----------   ----------   ----------    ----------   ----------
     Total investment income    740,219      330,782    1,628,547       156,336   34,437,316

Transfers from other plans      650,067      770,528            -             -   10,509,888
                             ----------   ----------   ----------    ----------   ----------
     Total additions          2,293,161    1,625,835    1,628,547     1,142,979   69,281,183
                             ----------   ----------   ----------    ----------   ----------

Retirement and termination
 distribution benefits
 and withdrawals:
   Paid to participants
    in cash                     273,163    1,521,885    1,021,577             -   21,989,710
   Common stock distributed,
     at market value                  -            -            -             -       54,514
   Forfeitures and other              -            -            -       124,502      124,502
                             ----------   ----------   ----------    ----------   ----------
     Total deductions           273,163    1,521,885    1,021,577       124,502   22,168,726
                             ----------   ----------   ----------    ----------   ----------
Net increase prior to
 interfund transfers          2,019,998      103,950      606,970     1,018,477   47,112,457

Interfund transfers           1,544,662    5,723,928    1,280,920    (1,978,083)          -
                             ----------   ----------   ----------    ----------   ----------
   Net increase (decrease)    3,564,660    5,827,878    1,887,890      (959,606)  47,112,457

Net assets available
 for plan benefits:
   Beginning of year          4,185,257    4,540,856   19,307,119     2,837,560  325,100,458
                             ----------   ----------   ----------    ----------  -----------
   End of year               $7,749,917  $10,368,734  $21,195,009    $1,877,954 $372,212,915
                             ==========   ==========   ==========    ==========  ===========

See accompanying notes to financial statements.


                  THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

                      Notes to Financial Statements

Note 1   Description of the Plan

         General Provisions
         ------------------

         The St. Paul Companies, Inc. Savings Plus Plan (the Plan) is a defined contribution plan which provides retirement and other benefits to eligible employees of participating companies. The St. Paul Companies, Inc. (the Company) and its subsidiaries, St. Paul Fire and Marine Insurance Company and St. Paul Reinsurance Management Corporation currently participate in the Plan. Minet Re North America, Inc., The Swett & Crawford Group, Inc., Minet Settlement Services, Inc. and Minet, Inc. each withdrew from the Plan effective May 16, 1997 pursuant to the sale of Minet Holdings, Inc. and its subsidiaries by the Company. Until mid-1996, the Company as Plan Administrator, exercised all fiduciary responsibility with respect to the administration of the Plan and managed and controlled the Plan assets. In mid-1996, the Company appointed the Administrative Committee as the Plan administrator and the Benefit Plans Investment Committee to which the Company has delegated authority over the management and control of the assets of the Plan (including the designation of investment funds). State Street Bank and Trust Company was the trustee for the trust maintained in connection with the Plan until Jan. 1, 1998 when Fidelity Management Trust Company was appointed trustee.

         The following brief description of the Plan is provided for general information purposes. Participants should refer to the Plan document and the employee benefits program manual for more complete information.

         Participation, Vesting and Forfeitures
         --------------------------------------

         All employees of participating companies, as defined by the Plan, are eligible to participate on the Jan. 1 or July 1 following their employment date. Participants are 100% vested in their contributions and related earnings. Participants become vested in Company contributions at the rate of 20% after two years of service, increasing 20% per year of additional service and are 100% vested after six years of service. Nonvested Company contributions are forfeited by terminating participants. Forfeitures can be used to restore accounts, pay Plan administrative expenses or offset Company contributions or salary conversion contributions. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Contributions
         -------------

         Participants elect to have their employer make salary conversion (pretax) contributions to the Plan on their behalf under Section 401(k) of the Internal Revenue Code. Salary conversion contributions are currently limited to 10% of employees' annual base salary.

         Participating companies made matching contributions of 50 cents for every dollar of participant salary conversion contributions up to 6% of their base salary until June 30, 1990. Beginning July 1, 1990 the matching contributions to the Plan were replaced with contributions to The St. Paul Companies, Inc. Savings Plus Preferred Stock Ownership Plan of 60 cents for every dollar of participant salary conversion contributions up to 6% of salary.

         Employees who did not participate in the Company's stock ownership plan were eligible for a Company supplemental match contribution of $1.00 for every dollar of salary conversion contributions up to 6% of salary. The supplemental match contribution was made to the Plan annually after Dec. 31, for those participants employed on that date. Beginning Jan. 1, 1997 all eligible employees participated in the Company's stock ownership plan, and supplemental match contributions were discontinued.

         Investment Funds
         ----------------

         The Plan currently calls for the maintenance of seven separate investment funds as described below:

         Company Stock Fund
         ------------------
         The Company Stock Fund is to be invested in shares of common stock of The St.Paul Companies, Inc., up to a maximum of 10% of the Company's outstanding common stock.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Income Fund
         -----------
         The Income Fund is to be invested in an investment fund which invests in fixed income securities to earn a high level of current income while minimizing risk of principal.

         In 1994, the Plan administrator directed that new monies invested in the Income Fund and proceeds from maturing contracts of this fund be invested in the Fidelity Intermediate Bond Fund, a mutual fund which invests in investment-grade fixed income obligations of three- to ten-year maturities, managed by Fidelity Management and Research, Inc. On Dec. 31, 1997 the investment in the Fidelity Intermediate Bond Fund was sold and reinvested in the Fidelity U.S. Bond Index Fund.

         Prior to 1994, the Income Fund invested in interest income contracts issued by banks or insurance companies. The Plan administrator selected interest income contracts offered by various companies for the Income Fund as listed in Note 5. On Dec. 31, 1997 the final interest income contract matured and proceeds were invested in the Fidelity U.S. Bond Index Fund on Jan. 2, 1998.

         Balanced Fund
         -------------

         The Balanced Fund is to be invested in an investment fund which invests in common stock, corporate and government fixed income securities and cash equivalents.

         Until Dec. 31, 1997, the Benefit Plans Investment Committee had selected the Vanguard Wellesley Income Fund, a mutual fund which is a member of The Vanguard Group of Investment Companies, as the underlying investment for the Balanced Fund. On Dec. 31, 1997 the investment in Vanguard Wellesley Income Fund was sold and reinvested in the Fidelity Puritan Fund on Jan. 2, 1998.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Diversified Fund
         ----------------

         The Diversified Fund is to be invested in an investment fund which invests primarily in common stocks and attempts to match the investment performance of the Standard & Poor's 500
         Composite Stock Index.

         Effective June 30, 1996, the Benefit Plans Investment Committee selected the Vanguard Institutional Index Fund, a common stock mutual fund of the Vanguard Group of Investment Companies, as the underlying investment for the Diversified Fund.
         On Dec. 31, 1997 the investment in the Vanguard Institutional Index Fund was sold and reinvested in the Fidelity U.S. Equity Index Pool.

         The Plan administrator had selected the Mellon Stock Fund, a stock trust managed by Mellon Capital Management Corporation, a subsidiary of Mellon Bank, as the underlying investment for the Diversified Fund prior to June 30, 1996.

         Aggressive Fund
         ---------------

         The Aggressive Fund is to be invested in an investment fund which invests in common stocks of companies that commonly are considered emerging or high growth corporations.

         Until Dec. 31, 1997, the Benefit Plans Investment Committee had selected the Twentieth Century Ultra Fund, a common stock mutual fund of Twentieth Century Investors, Inc. as the underlying investment for the Aggressive Fund. On Dec. 31, 1997 the investment in
         Twentieth Century Ultra Fund was sold and reinvested in the Fidelity Blue Chip Growth Fund on Jan. 2, 1998.

         International Fund
         ------------------

         The International Fund is to be invested in an investment fund which invests in common stocks and fixed income securities of foreign companies.

         Until Dec. 31, 1997, the Benefit Plans Investment Committee had selected the Fidelity International Growth Fund, an international mutual fund managed by Fidelity Management and Research, Inc. as the underlying investment for the International Fund. On Dec. 31,
         1997 the investment in Fidelity International Growth Fund was sold and reinvested in the Fidelity Diversified International
         Fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Investment Funds (continued)
         ----------------------------

         Stable Fund
         -----------

         The Stable Fund is to be invested in an investment fund which invests in money market instruments with one year or less maturities.

         Until Dec. 31, 1997, the Benefit Plans Investment Committee had selected the Vanguard Money Market Reserves Fund, a money market mutual fund which is a member of The Vanguard Group of Investment Companies, as the underlying investment for the Stable Fund.
         On Dec. 31, 1997 the investment in Vanguard Money Market
         Reserves Fund was sold and reinvested in the Fidelity
         Retirement Money Market Portfolio on Jan. 2, 1998.

         Allocation
         ----------

         Participants may elect to have their participating Company salary conversion and Company supplemental match contributions invested in these funds in 1% multiples as they choose and may also transfer their balances daily within these funds.

         Investment Income
         -----------------

         Investment income is allocated daily to participant accounts on the basis of each participant's respective share of the assets of each applicable fund.

         Distributions
         -------------

         Distribution of benefits from the Plan is made upon retirement, permanent total disability, death or employment termination. Distributions from the Company Stock Fund may be made either in shares of common stock of The St. Paul Companies, Inc., cash or any combination thereof at the discretion of the participant. Distributions are based on a participant's share of the market value of the assets in the applicable funds when the distribution occurs.

         Participants are permitted withdrawals from their share of Company match and salary conversion contributions for financial hardship reasons, as defined by the Plan.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 1   Description of the Plan (continued)

         Participant Loans
         -----------------

         Participants may request to receive as a loan from the Plan up to 50% of their vested account balance subject to a minimum of $500 and a maximum of $50,000. Loans are made at current prime interest rate plus 1/2% and must be repaid by payroll deduction over a maximum period of five years.

         Tax Status
         ----------

         The Internal Revenue Service has issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Since the receipt of the determination letter, certain Plan amendments have been made. It is the opinion of the Company that the Plan continues to qualify under
         Section 401(a) of the Internal Revenue Code.

         Company match contributions invested in the Plan and salary conversion contributions invested in the Plan for participants by their employers are not taxed to the participant until received as a distribution from the Plan. Any appreciation of shares of common stock of The St. Paul Companies, Inc. distributed to a participant is not taxed until the participant disposes of such shares. Under certain circumstances a distribution may be subject to excise taxes of 10% in addition to normal income tax.

         Plan loans to participants are generally not considered taxable income.

         Taxes on rollover transfers are deferred until the rollover amounts are received as a distribution from the Plan.

         Plan Termination
         ----------------

         Although the Company expects to continue the Plan indefinitely, it has reserved the right to terminate the Plan at any time. Upon such termination, the Plan administrator would direct the Plan trustee to distribute participant account balances. Upon termination of the Plan or change in control of the Company, participant account balances would vest in full.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 2   Significant Accounting Policies

         The accompanying Plan financial statements are presented on the accrual basis of accounting.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

         The investment in common stock of The St. Paul Companies, Inc. and in shares or units of investment funds are carried at market value, based on published market quotations. Realized gains or losses on sales of these investments and the change in unrealized appreciation or depreciation in market value of these investments are presented in total in the statements of changes in net assets available for plan benefits with fund information. The average cost method is used to determine cost of shares sold or distributed. Purchases and sales of investments are recorded on a trade date basis.

         The investment in interest income contracts is carried at the contract value of contributions made plus interest at the contract rate less withdrawals for benefits paid.

         Participant loans are carried at unpaid principal amounts plus accrued interest.

         Money market fund and short-term investments are carried at cost plus accrued interest, which approximates market value.

         A portion of the administration expenses of the Plan is paid by the Company and is not reflected in the accompanying financial statements. Plan administrative expenses paid by the Plan are paid out of forfeitures and interest from the controlled disbursement account maintained by State Street Bank and Trust Company and are shown as forfeitures and other in the accompanying statements of changes in net assets available for plan benefits with fund information. Plan forfeitures are used to restore accounts, pay administrative expenses, offset company matching contributions or salary conversion contributions.

         Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 3   Investment in Common Stock of The St. Paul Companies, Inc.

         Information regarding the Plan's investment in common stock of The St. Paul Companies, Inc. follows:

                                              December 31,
                                      ----------------------------
                                              1997            1996

                                       -----------     -----------
           Number of shares owned        1,884,040       1,981,016
           Percent of total shares
             outstanding                        1%              1%
           Market value per share      $     41.03     $     29.31
           Average cost per share            16.53           14.06

           Total cost of shares
             owned                     $31,139,709     $27,862,612
           Unrealized appreciation      46,164,807      30,205,920
                                       -----------    -----------

                Total market value
                  of  shares owned     $77,304,516     $58,068,532
                                       ===========     ===========

                Dividend income for
                  the year             $ 1,807,480     $ 1,745,190
                                       ===========     ===========

         The number of shares owned, market value per share and average cost per share for both periods reflect the May 1998 2-for-1 stock split.

Note 4   Investment in Fidelity U.S. Bond Index Fund and Fidelity
         Intermediate Bond Fund

         Information regarding the Plan's investment in shares of the Fidelity U.S. Bond Index Fund follows:

                                                December 31,
                                        --------------------------
                                           1997           1996
                                        -----------    -----------
             Number of shares owned       7,055,096        -
             Market value per share     $     10.79        -
             Average cost per share           10.79        -

             Total cost of shares
               owned                    $76,124,483        -
             Unrealized appreciation         -             -
                                        -----------    -----------

             Total market value of
               shares owned             $76,124,483         -
                                        ===========    ===========
             Dividend income for the
               year                     $    -              -
                                        ===========    ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 4   Investment in Fidelity U.S. Bond Index Fund and Fidelity
         Intermediate Bond Fund (continued)

         Information regarding the Plan's investment in shares of the Fidelity Intermediate Bond Fund follows:

                                                December 31,
                                        --------------------------
                                           1997           1996
                                        -----------      ---------
             Number of shares owned          -           7,672,838
             Market value per share          -         $     10.08
             Average cost per share          -               10.12

             Total cost of shares
               owned                         -         $77,638,705
             Unrealized (depreciation)       -            (296,502)
                                        -----------    -----------

             Total market value of
               shares owned                  -         $77,342,203
                                        ===========    ===========
             Dividend income for the
               year                     $ 5,066,967    $ 4,180,174
                                        ===========    ===========

        On Dec. 31, 1997 the investment in the Fidelity Intermediate Bond Fund was sold and reinvested in the Fidelity U.S. Bond Index Fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 5   Investment in Interest Income Contracts

         Information regarding the carrying value of the Plan's investment in interest income contracts follows. The average annual yield on the interest income contracts was 5.71% in 1997 and 6.02% in 1996:

                                                         December 31,
                                                  -------------------------

         Company            Contract Terms           1997           1996
         ----------------   ------------------   -----------    -----------
         John Hancock      -Deposit of first
           Life Insurance   half 1993 cash flow
                            and 50% of first
                            half 1993 contract
                            payments
                           -5.74% annual
                            interest rate
                           -Repayment on
                            June 30, 1997              -         $12,668,427

         Provident Life    -Deposit second
           and Accident     half 1993 cash
           Insurance        flow and contract
                            payments
                           -5.72% annual
                            interest rate
                           -Repayment on
                            Dec. 31, 1997              -          12,762,538
                                                  -----------    -----------
         Total carrying value                          -         $25,430,965
                                                  ===========    ===========
         Interest income for the year             $ 1,083,695    $ 2,481,408
                                                  ===========    ===========

         The estimated fair value of the interest income contracts was based on current interest rates available on fixed income securities in the market that had terms similar to the Plan's interest income contracts. Information regarding the estimated fair value of each interest income contract follows:


             Contract Company               December 31, 1996
             -----------------------        -----------------
             John Hancock Life
               Insurance                       $12,680,335

             Provident Life and
               Accident Insurance               12,754,242
                                               -----------
             Total estimated fair
               value                           $25,434,577
                                               ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 6   Investment in Vanguard Wellesley Income Fund

         Information regarding the Plan's investment in shares of the Vanguard Wellesley Income Fund follows:

                                                 December 31,
                                       ---------------------------
                                           1997           1996
                                        -----------    -----------
             Number of shares owned          -           2,156,042
             Market value per share          -         $     20.51
             Average cost per share          -               18.43

             Total cost of shares
               owned                         -         $39,730,675
             Unrealized appreciation        -            4,489,745
                                        -----------    -----------
             Total market value of
               shares owned                  -         $44,220,420
                                        ===========    ===========
             Dividend income for
               the year                 $ 5,938,398    $ 3,509,228
                                        ===========    ===========

         On Dec. 31, 1997 the investment in the Vanguard Wellesley Income Fund was sold and reinvested in the Fidelity Puritan Fund on Jan. 2, 1998.

Note 7 Investment in Fidelity U.S. Equity Index Pool and Vanguard Institutional Index Fund

         Information regarding the Plan's investment in units of the Fidelity U.S. Equity Index Pool follows:
                                                     December 31,
                                              --------------------------
                                                  1997          1996
                                               -----------   -----------
              Number of units owned              3,152,225        -
              Market value per unit            $     27.06        -
              Average cost per unit                  27.06        -

              Total cost of units owned        $85,299,219        -
              Unrealized appreciation              -
                                               -----------   -----------
              Total Market value of units
                owned                          $85,299,219        -
                                               ===========   ===========
            Dividend income for the year      $    -              -
                                               ===========   ===========

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 7 Investment in Fidelity U.S. Equity Index Pool and Vanguard Institutional Index Fund (continued)

         Information regarding the Plan's investment in shares of the Vanguard Institutional Index Fund follows:
                                                     December 31,
                                              --------------------------
                                                  1997          1996
                                               -----------   -----------
              Number of shares owned               -             857,117
              Market value per share               -         $     68.86
              Average cost per share               -               63.21

              Total cost of shares owned           -         $54,175,093
              Unrealized appreciation              -           4,845,964
                                               -----------   -----------
              Total Market value of shares
                owned                              -         $59,021,057
                                               ===========   ===========
            Dividend income for the year       $ 1,939,735   $ 1,510,086
                                               ===========   ===========

         The Mellon Stock Fund had 1996 dividend income of $580,865. Effective June 30, 1996, the investment in the Mellon Stock Fund was sold and reinvested in the Vanguard Institutional Index Fund.

         On Dec. 31, 1997 the investment in the Vanguard Institutional Index Fund was sold and reinvested in the Fidelity U.S. Equity Index Pool.


Note 8   Investment in Twentieth Century Ultra Fund

         Information regarding the Plan's investment in shares of the Twentieth Century Ultra Fund follows:

                                                      December 31,
                                              ---------------------------
                                                  1997          1996
                                               -----------   -----------
            Number of shares owned                 -           2,382,988
            Market value per share                 -         $     28.09
            Average cost per share                 -               21.78

            Total cost of shares owned             -         $51,900,311
            Unrealized appreciation                -          15,037,813
                                               -----------   -----------
            Total market value of shares
              owned                                -         $66,938,124
                                               ===========   ===========
            Dividend income for the year       $16,927,772   $ 3,763,205
                                               ===========   ===========

        On Dec. 31, 1997 the investment in the Twentieth Century Ultra Fund was sold and reinvested in the Fidelity Blue Chip Growth Fund on Jan. 2, 1998.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 9 Investment in Fidelity Diversified International Fund and Fidelity International Growth Fund

         Information regarding the Plan's investment in shares of the Fidelity Diversified International Fund follows:

                                                      December 31,
                                             ---------------------------
                                                 1997          1996
                                              ----------     ----------
            Number of shares owned               636,112         -
            Market value per share           $     16.13         -
            Average cost per share                 16.13         -

            Total cost of shares owned       $10,260,486         -
            Unrealized appreciation               -              -
                                              ----------     ----------
            Total market value of shares
              owned                          $10,260,486         -
                                              ==========     ==========
            Dividend income for the year     $    -              -
                                              ==========     ==========


         Information regarding the Plan's investment in shares of the Fidelity International Growth Fund follows:

                                                      December 31,
                                             ---------------------------
                                                 1997          1996
                                              ----------     ----------
            Number of shares owned                -             396,415
            Market value per share                -          $    19.55
            Average cost per share                -               18.10

            Total cost of shares owned            -          $7,174,779
            Unrealized appreciation               -             575,138
                                              ----------     ----------
            Total market value of shares
              owned                               -          $7,749,917
                                              ==========     ==========
            Dividend income for the year      $  612,588     $  244,188
                                              ==========     ==========

        On Dec. 31, 1997 the investment in Fidelity International
        Growth Fund was sold and reinvested in the Fidelity Diversified International Fund.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 10  Open investment transactions

         Information regarding the Plan's open investment transactions for investments sold on Dec. 31, 1997 and reinvested in Fidelity Funds on Jan. 2, 1998 follows:

                                              Market Value
        Plan investment funds               December 31, 1997
        -------------------------------     -----------------

        Income Fund                              $ 13,492,555
        Balanced Fund                              53,078,221
        Aggressive Fund                            82,475,667
        Stable Fund                                12,733,891
                                                 ------------
        Total open investment
          transactions                           $161,780,334
                                                 ============


Note 11  Net appreciation (depreciation) in fair value of investments

         The Plan's net appreciation (depreciation) in fair value of investments owned, purchased or sold during the years indicated are summarized by investment as follows:

                 Investment                  1997             1996
         -----------------------------    ------------    -------------
       Common stock of The St. Paul
         Companies, Inc.                  $ 23,125,595      $ 3,164,745
       Fidelity Intermediate Bond Fund         793,607       (1,844,029)
       Vanguard Wellesley Income Fund        2,971,959          229,013
       Vanguard Institutional Index Fund    18,842,153        4,927,342
       Mellon Stock Fund                       -              3,287,677
       Twentieth Century Ultra Fund         (1,148,067)       4,046,528
       Fidelity International Growth
         Fund                                   (6,545)         496,031
                                          ------------     ------------
           Total                           $44,578,702      $14,307,307
                                          ============     ============

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN

Note 12  Transfers from Other Plans

         The Plan allows for rollover transfers to be made to the Plan by employees of participating companies. These rollover transfers are lump-sum distributions from other tax-qualified plans of previous employers which participants elect to have invested in the Plan within sixty days of receipt.

         The Plan also allows for annual diversification transfers to be made to the Plan by certain participants of The St. Paul Companies, Inc. Employee Stock Ownership Plan (ESOP). These diversification transfers are cash amounts which ESOP participants elect to have invested in the Plan rather than receive as diversification distributions.


         The following is a summary of these transfers to the Plan in 1997 and 1996:

                                                 1997          1996
                                               ----------    ----------
            Rollover transfers                 $6,150,759   $10,119,577
            ESOP diversification transfers        483,709       390,311
                                               ----------   -----------
                Total transfers from other
                  plans                        $6,634,468   $10,509,888
                                               ==========   ===========


Note 13  Party-in-Interest Transactions

         Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under the Pension
         Reform Act (the Act) unless a specific exemption applied. Fidelity Management Trust Company (Fidelity) and State Street Bank and Trust Company (State Street), are a party-in-interest as defined by the Act as a result of being trustee of the Plan. Fidelity and State Street are investing Plan assets in their short-term investment fund. The Plan also engages in transactions involving the acquisition or disposition of common stock and the short-term pool of The St. Paul Companies, Inc., a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Internal Revenue
         Code.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                   Schedule 1

        Item 27a-Schedule of Assets Held for Investment Purposes

                     Investments at End of Plan Year

                            December 31, 1997


                                Description of                        Current
    Identity of Issue             Investment           Cost           Value**
--------------------------    -------------------    ----------   -----------

*The St. Paul Companies,     Common stock, no
  Inc.                        par value, 1,884,040
                                 shares             $31,139,709   $77,304,516

 Fidelity U.S. Bond Index    7,055,096 mutual
  Fund                        fund shares            76,124,483    76,124,483

 Fidelity U.S. Equity
  Index Pool                 3,152,225 pool units    85,299,219    85,299,219

 Fidelity Diversified        636,112 mutual fund
   International Fund          shares                10,260,486    10,260,486

 Participant loans           6.50% to 9.50%,
                               maximum 5 years       21,241,171    21,241,171

 Short-term investments:
  *St. Paul Short-Term       5.70%, due on               34,293        34,293
    Pool                        demand
  *State Street Bank &
    Trust Fund               5.86%, due on            6,414,218     6,414,218
                                demand
   Fidelity Institutional
     Cash
     Portfolio               5.67%, due on               28,647        28,647
                               demand
                                                     ----------   -----------
                                                      6,477,158     6,477,158
                                                     ----------   -----------
   Total investments                               $230,542,226  $276,707,033
                                                    ===========   ===========

  *Party-in-interest
  **For ERISA reporting purposes current value is equal to market value, except for participant loans, which are equal to unpaid principal plus accrued interest.

See accompanying independent auditors' report.

             THE ST. PAUL COMPANIES, INC. SAVINGS PLUS PLAN
                                                                  Schedule 2

              Item 27d-Schedule of Reportable Transactions*

                      Year Ended December 31, 1997





                                                          Current
Identity of Party                                         Value of
    Involved/                                            the Asset
  Description of   Purchase     Selling      Cost of     on Trans-    Net Gain
      Asset         Price        Price      the Asset**  action date  or (Loss)
------------------ ---------   ---------    ---------    ----------    --------

Fidelity U.S. Bond
 Index Fund/Mutual
 Fund Shares:
  Purchases     $76,124,483    $       -   $76,124,483   $76,124,483   $   -

Fidelity
Intermediate
  Bond Fund/
Mutual
  Fund Shares:
  Purchases      25,048,275                 25,048,275    25,048,275          -
  Withdrawals                103,257,367   102,006,017   103,257,367  1,251,350

Fidelity U.S.
Equity
  Index Pool/
  Pool Units:
  Purchases      85,299,219                 85,299,219    85,299,219          -

Vanguard Wellesley
  Income Fund/
Mutual
  Fund Shares:
  Withdrawals                 60,844,440    57,872,409    60,844,440   2,972,031

Vanguard
Institutional
  Index Fund/
Mutual
  Fund Shares:
  Withdrawals                 94,108,061    75,265,908    94,108,061  18,842,153

Twentieth Century
  Ultra Fund/
Mutual
  Fund Shares:
  Purchases      29,288,382                 29,288,382    29,288,382           -
  Withdrawals                 95,073,346    96,221,413    95,073,346 (1,148,067)




 *No expense incurred with transactions

**For ERISA reporting purposes cost is equal to the market value as of the beginning of the year, plus current year purchases. For assets purchased and sold during the year the cost is equal to the purchase price.


See accompanying independent auditors' report.

                             SIGNATURE
                            ----------



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






June 29, 1998          THE ST. PAUL COMPANIES, INC.
                            SAVINGS PLUS PLAN
                               (The Plan)



                                       By /s/John P. Clifford Jr.
                                          ------------------------
                                             John P. Clifford Jr.
                                        Human Resources Benefits and
                                        Compensation Officer,
                                        Member of the Administrative
                                        Committee for The St. Paul
                                        Companies, Inc. Savings Plus
                                        Plan